Exhibit 99.1


     ASML ANNOUNCES 2003 SECOND QUARTER RESULTS AND FURTHER RESTRUCTURING

VELDHOVEN, the Netherlands, July 16, 2003 - ASML Holding NV (ASML) today announced its second quarter 2003 results as follows:

      o Sales of 41 lithography systems - 28 new and 13 refurbished systems - valued at EUR 329 million, up from Q1 03 sales of 33 lithography systems, including 6 refurbished systems, valued at EUR 318 million;

      o Net loss of EUR 64 million or EUR 0.13 per ordinary share, compared with a Q1 03 net loss of EUR 82 million or EUR 0.17 per ordinary share;

            o Net loss of EUR 45 million or EUR 0.09 per ordinary share for Q2 03, excludes restructuring charges net of tax of EUR 19 million or EUR 0.04 per ordinary share;

      o Average selling price of new machines was EUR 8.3 million, down 10 percent from a Q1 03 average selling price of EUR 9.2 million due to a Q2 03 product mix that included more 200 mm systems in comparison with Q1 03;

      o Gross margin increased to 22 percent in Q2 03 from 17 percent in Q1 03 due to a product mix that included sales of more 200 mm systems. Excluding restructuring charges, the gross margin was 23 percent in Q2 03. The company expects gross margin to continue to increase through reduced cost of goods and enhanced operational efficiencies;

      o Order backlog of 62 lithography systems with a value of EUR 678 million as of June 30, 2003, compared with a backlog of 87 lithography systems with a value of EUR 889 million as of March 31, 2003. Over 90 percent of the backlog is scheduled for delivery in 2003;

      o Net cash from operating and investing activities of EUR 213 million, up from EUR 40 million in Q1 03.

Restructuring and Reduction in Work Force

"In 2003, there is a consensus that the global semiconductor industry appears to have reached the bottom of its cycle. However, the timing of the upturn remains uncertain. Although there are signs of semiconductor unit sales growth, many chipmakers who have continued to increase their productivity are still utilizing fabrication capacity at rates below levels needed to justify large capital investments," said Doug Dunn, president and CEO, ASML.

"Since the last peak in 2000, semiconductor capital equipment investments have declined by more than 50 percent. Worldwide demand for lithography systems has reduced year on year for the past two years," Dunn continued. "We're facing cautious semiconductor investment sentiment, competitive pressure and a smaller market for lithography products. Our goal - to be profitable on unit shipments - reflects this new market reality. We will continue to structure our size and adjust our cost base to achieve this goal."

In this respect, ASML plans to further reduce costs company-wide while lowering the break-even point and increasing flexibility.

In addition to its previously announced work force goal of employing 5,200 people in continuing operations by July 2003, the company intends to further reduce approximately 550 positions worldwide. This approximate 11 percent reduction includes around 400 positions in Europe. ASML's current work force target is approximately 4,650 positions in continuing operations. ASML will commence notifying employees and interacting with works councils and labor unions as required and in accordance with local labor laws and practices.

Financial Position

Lithography operations provided EUR 213 million in cash from operating and investing activities while Track and Thermal activity provided EUR 2 million in Q2 03. This compares with Q2 02 totals of EUR 71 million in cash used by Lithography operations and EUR 50 million used by Track and Thermal activity. In May 2003, the company issued a EUR 380 million of 5.5 percent convertible notes, due 2010, convertible into an aggregate of 26.6 million ordinary shares of ASML stock at a price of EUR 14.30 per share. This offering generated net proceeds of EUR 371 million in cash. ASML ended the quarter with a cash balance of EUR 1.25 billion.

"We will use our current cash balance to finance the future needs of the company, which may include the buyback of our convertible notes due in November 2004," said Peter Wennink, executive vice president and chief financial officer, ASML. This may include the repurchase of these notes in open market transaction or in privately negotiated transactions, from time to time and as market and business conditions warrant.

ASML continued to implement measures to improve its working capital management by improving on the collection of accounts receivable, reducing inventory and managing accounts payable.

Lithography - Continuing Operations

Total net sales from continuing operations in lithography in Q2 03 were EUR 329 million as compared with total net sales of EUR 609 million for Q2 02. This reflects a net decrease of EUR 280 million or 46 percent, due to both a lower number of shipments and a 4 percent decrease in average selling price for new systems in Q2 03. The average selling price of a new system decreased to EUR 8.3 million in Q2 03 from EUR 8.6 million in Q2 02 due to a product mix that included more 200 mm systems and increased price pressure.

ASML's gross margin was 22 percent in Q2 03, compared with 35 percent in Q2
02. Excluding restructuring charges of EUR 3 million, the gross margin was 23 percent in Q2 03. The decrease can be attributed to under-utilization of manufacturing capacity and facilities and competitive price pressure.

Selling, general and administrative expenses have decreased to EUR 55 million in Q2 03, compared with EUR 72 million in Q2 02. This 23 percent decrease represents the effects of previous and continuing cost cutting measures.

Lithography - Continuing Operations generated a net loss of EUR 54 million in Q2 03. Excluding restructuring charges of approximately EUR 14 million net of tax, the net loss amounts to EUR 40 million compared with a Q2 02 net income of EUR 40 million.

ASML continues to refrain from issuing guidance or forecasts due to uncertain market conditions.

Track and Thermal - Discontinued Operations

ASML is in negotiations with a potential buyer of its Thermal operations. Based on current estimates, the company recorded a non-cash charge for the impairment of the Thermal assets of approximately EUR 6 million net of tax.

"Safe Harbor"

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including -- but not limited to -- economic conditions, product demand and semiconductor industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the U.S. Securities and Exchange Commission.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at www.asml.com.

Conference Call

A conference call hosted by CEO Doug Dunn and CFO Peter Wennink to discuss the Q2 03 results of ASML will commence today, July 16, 2003, at 17.30 Central European Time / 11.30 Eastern US Time. Dial in numbers are as follows:
Netherlands - +31 45 631 6910; UK - +44 208 515 2302; US - +1 416 640 1907

The conference call will be Web cast on www.asml.com. Additionally, the call will be available for replay until July 23, 2003 by dialing +1 303 590 3060, with a pass code of 21006746#.

Media Contacts:
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, the Netherlands

Investor Relations Contacts:
Doug Marsh - U.S. Institutional Investor Relations +1.480.383.4006 - Tempe, Arizona, USA
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the Netherlands